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SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 or 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For                   PRESS RELEASE ISSUED ON FEBRUARY 7, 2003

        QUEBECOR WORLD INC. (Formerly known as Quebecor Printing Inc.)

(Translation of Registrant's Name into English)

                  612 Saint-Jacques Street, Montreal, Quebec H3C 4M8

                  (Address of Principal Executive Office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F ☐                                                         Form 40-F ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐                                                         No ☒

QUEBECOR WORLD INC.
(Formerly known as Quebecor Printing Inc.)
Filed in this Form 6-K

         Documents index

1.
Press Release issued on February 7, 2003 (#07/03)

February 7, 2003	07/03
For immediate release	Page 1 of 2

QUEBECOR WORLD AWARDED PRINTING MULTI-YEAR AGREEMENT
FOR CONDÉ NAST'S TEEN VOGUE

Greenwich, Conn. — Quebecor World Inc. (NYSE, TSX: IQW) has entered into a multi-year agreement with Condé Nast Publications to print its new magazine, Teen Vogue. This Euro-sized title (6 3/4" by 9 1/8") will be launched with the February/March issue and have an initial circulation rate base of 450,000. It will be published six times in 2003.

Teen Vogue will feature the same caliber fashion and photography as Vogue, but it will be tailored to sophisticated teen sensibilities and show products in a range of prices. Articles will address the full range of teenage interests — from celebrities, movies, music, and shopping to peer pressure, body image, and self-identity.

John Paloian, Chief Operating Officer, Quebecor World North America said, "When a major publisher launches a new publication it requires a significant investment of resources. Choosing Quebecor World to print its new magazine is the highest compliment Condé Nast could have paid us. It reaffirms their belief in Quebecor World's ability to print the highest quality magazines."

In commenting on this new agreement, David Orlin, Senior Vice President for Strategic Sourcing at Advance Magazine Group, Condé Nast's parent company, said, "We know that Quebecor World will work closely with us to ensure the success of our new launch. Their ability to provide a wide range of manufacturing options affords us the flexibility we need with a new magazine."

Rick Marcoux, President, Quebecor World Magazines, added, "We are delighted with Condé Nast's confidence in us as they expand our 20-plus year relationship by awarding us this new title. Quebecor World remains committed to delivering the service and quality levels that will allow us to maintain our leadership position in the magazine printing market."

For immediate release

Kevin Hickey, Senior Vice President, Manufacturing and Distribution, Condé Nast, said, "Quebecor World does a terrific job with many of our titles, including Vogue. We're confident that they'll also be a key part of our success with Teen Vogue."

Condé Nast Publications, which is part of the Advance Magazine Group, publishes one of the most recognizable magazine portfolios in the industry, and is committed to journalistic integrity, influential reporting, and superior design. Quebecor World currently prints Brides, GQ, Vogue, House & Garden, Allure, Gourmet, Architectural Digest, and Self, as well as AMG's Parade and Golf Digest.

Quebecor World Inc. (NYSE; TSX: IQW) is the largest commercial printer in the world. It is a market leader in most of its major product categories which include magazines, inserts and circulars, books, catalogs, specialty printing and direct mail, directories, digital pre-media, logistics, mail list technologies and other value added services. Quebecor World Inc. has approximately 40,000 employees working in more than 160 printing and related facilities in the United States, Canada, Brazil, France, the United Kingdom, Belgium, Spain, Austria, Sweden, Switzerland, Finland, Chile, Argentina, Peru, Colombia, Mexico and India.

Web address: www.quebecorworld.com

For further information please contact:

Jeremy Roberts Vice-President, Corporate Finance and Investor Relations Quebecor World Inc. (514) 877-5118 (800) 567-7070	Tony Ross Director, Communications Quebecor World Inc. (514) 877-5317 (800) 567-7070

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

QUEBECOR WORLD INC.
By:	/s/ RAYNALD LECAVALIER Name: Raynald Lecavalier Title: Vice President, Corporate General Counsel and Secretary

Date: February 7, 2003

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QUEBECOR WORLD INC. (Formerly known as Quebecor Printing Inc.) Filed in this Form 6-K
QUEBECOR WORLD AWARDED PRINTING MULTI-YEAR AGREEMENT FOR CONDÉ NAST'S TEEN VOGUE
SIGNATURES